Exhibit 99.1

Iao Kun Group Holding Company Limited Announces Second Quarter and Six Months 2015 Financial Results

Hong Kong, China – August 27, 2015 – Iao Kun Group Holding Company Limited (“IKGH”) (NASDAQ: IKGH), which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, today announced unaudited financial results for the three and six months ended June 30, 2015. All currency amounts are stated in United States dollars. Please refer to the Form 6-K that will be filed with the Securities and Exchange Commission for the full unaudited financial statements and related disclosures for the three and six months ended June 30, 2015.

Second Quarter 2015 Highlights

•	Rolling Chip Turnover (a metric used by casinos to measure the aggregate amount of players’ bets and overall volume of VIP gaming room business transacted, which is further defined below) for the three months ended June 30, 2015 was $1.7 billion, a decrease of 63%, compared to $4.7 billion for the three months ended June 30, 2014.

•	Net loss, including gain from the change in fair value of contingent consideration of $0.2 million related to the Bao Li Gaming and Oriental VIP Room acquisitions, was $23.8 million, or $0.38 net loss per share (basic and diluted), for the second quarter of 2015, compared to a net loss of $56.7 million, or $0.94 net loss per share (basic and diluted), for the same period of 2014. During the second quarter of 2015, IKGH incurred a one-time $17.8 million impairment of goodwill.

•	Non-GAAP loss, which is operating income before amortization of intangible assets, impairment of goodwill and the change in fair value of contingent consideration related to the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP Room, was $2.2 million, or $0.03 loss per share (basic and diluted), for the three months ended June 30, 2015, as compared to a non-GAAP loss of $7.5 million, or $0.12 loss per share (basic and diluted), for the three months ended June 30, 2014.

Six Month Dividend Update

IKGH’s Board of Directors previously authorized a regular dividend each year after the release of the Company's financial results for the six months ending June 30 (the “Six Month Dividend”). IKGH’s Six Month Dividend policy equates to: (i) 15% of IKGH’s non-GAAP net income for the most recently completed six months ended June 30, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend. For the Six Month Dividend payable for 2015, this is expected to equate to a dividend of approximately $0.014 per share, a reduction of $0.012 per share from the prior-year period.

IKGH’s annual dividend payment policy equates to an amount per outstanding ordinary share equal to (i) 15% of IKGH’s non-GAAP net income for the most recently completed fiscal year less the amount paid pursuant to the six month dividend, divided by (ii) the number of ordinary shares outstanding on the record date for such dividend (the “Annual Dividend”).

IKGH is maintaining its Annual Dividend policy.

Second Quarter 2015 Results

For the three months ended June 30, 2015, IKGH recorded revenue of $21.9 million, a 56% decrease from the same period of 2014, primarily due to lower rolling chip turnover during the quarter. The decrease in revenue was also due to (i) a decreasing trend of VIP baccarat, consistent with the overall decline of gaming revenue in Macau; and (ii) the economic downturn and ongoing anti-corruption campaign in mainland China, where the majority of IKGH’s VIP gaming patrons reside, as well as the continued tightening of government policies in mainland China.

The lower net loss for the three months ended June 30, 2015 as compared to the three months ended June 30, 2014 was primarily a result of the change in contingent consideration, which was a gain of $0.2 million for the three months ended June 30, 2015, compared to a loss of $45.1 million for the prior-year period, as well as lower commission to junket agents for the three months ended June 30, 2015 as a result of significantly lower rolling chip turnover compared to the prior-year period. IKGH also incurred lower selling, general and administrative expenses for the three months ended June 30, 2015, primarily due to the costs incurred in 2014 in connection with IKGH’s application to list on the Hong Kong Stock Exchange. IKGH does not anticipate additional listing costs. The lower net loss was partially offset by a one-time $17.8 million impairment of goodwill.

“The overall VIP market in Macau continues to be affected by the ongoing macro environment, and as such we are continuing to prudently manage our capital,” said Mr. Lam Man Pou, Chairman of IKGH. “We continue to explore overseas alternatives, such as our recent acquisition of Australian profit interests, to expand our overall VIP presence and provide additional diversification to our current sources of revenue. We remain committed to finding these additional opportunities and ultimately generating long-term value for our shareholders.”

Six Month 2015 Highlights

•	Rolling Chip Turnover for the six months ended June 30, 2015 was $3.9 billion, a decrease of 58% compared to $9.4 billion for the six months ended June 30, 2014.

•	Net loss, including gain from the change in fair value of contingent consideration of $13.3 million related to the King’s Gaming, Bao Li Gaming and Oriental VIP Room acquisitions, was $6.7 million, or $0.11 net loss per share (basic and diluted), in the six months ended June 30, 2015, compared to a net loss of $53.5 million, or $0.89 net loss per share (basic and diluted), in the same period of 2014. During the six months ended June 30, 2015, IKGH incurred a one-time $17.8 million impairment of goodwill.

•	Non-GAAP income, which is operating income before amortization of intangible assets, impairment of goodwill and the change in fair value of contingent consideration related to the acquisitions of King’s Gaming, Bao Li Gaming and Oriental VIP Room, was $5.9 million, or $0.10 earnings per share (basic and diluted), for the six months ended June 30, 2015 compared to income of $10.3 million, or $0.17 earnings per share (basic and diluted), for the six months ended June 30, 2014.

Outlook for 2015

For the first seven months of 2015, IKGH’s Rolling Chip Turnover was US$4.36 billion (an average of $0.62 billion per month), down 61% year-over-year, compared to US$11.03 billion (an average of $1.58 billion per month) for the first seven months of 2014.

The Company is adjusting its 2015 Rolling Chip Turnover guidance for its five existing VIP rooms in Macau to between US$6.0 billion and US$7.0 billion, from a previous range of US$7.0 billion and US$8.5 billion.

Conference Call and Replay Information

IKGH will conduct a conference call to discuss the financial results today at 8:30AM EDT/8:30PM Macau. To participate, please dial one of the following numbers at least 10 minutes prior to the scheduled start of the call:

1-877-397-0286 (United States/Canada)
10-800-714-1511 (North China)
10-800-140-1377 (South China)
800-968-835 (Hong Kong)
800-101-2323 (Singapore)
0808-101-7162 (United Kingdom)
1-719-325-4758 (Other International)

Interested parties may also access the live call on the Internet at www.ikghcl.com (select Events and Presentations). Following its completion, a replay of the call can be accessed on the Internet at the above link or through September 10, 2015 by calling either 1-877-870-5176 (U.S. callers) or 1-858-384-5517 (International callers) and providing conference ID 7681883.

Definition of Rolling Chip Turnover

Rolling Chip Turnover is used by casinos to measure the volume of VIP business transacted and represents the aggregate amount of non-negotiable chips players purchased. Bets are wagered with "non-negotiable chips" and winning bets are paid out by casinos in so-called "cash" chips. "Non-negotiable chips" are specifically designed for VIP players to allow casinos to calculate the commission payable to VIP room gaming promoters and collaborator. Commissions are paid based on the total amount of "non-negotiable chips" purchased by each player. VIP room gaming promoters therefore require the players to "roll," from time to time, their "cash chips" into "non-negotiable" chips for further betting (hence the term "Rolling Chip Turnover"). Through the promoters, "non-negotiable chips" can be converted back into cash at any time. Betting using rolling chips, as opposed to using cash chips, is also used by the DICJ to distinguish between VIP table revenue and mass market table revenue.

All IKGH’s Macau VIP rooms are on a revenue sharing remuneration model. On a win/loss split basis, the VIP room gaming promoter and collaborator receive an agreed percentage of the "win" in the VIP gaming room (plus certain incentive allowances), and is required to also bear the same percentage of losses that might be incurred. Revenue from VIP operation in Australia is based upon a mutually-agreed percentage of the rolling chip turnover.

About Iao Kun Group Holding Company Limited

IKGH is a holding company which operates through its subsidiaries and related promotion entities that act as VIP room gaming promoters and a collaborator, and is entitled to receive all of the profits of the VIP gaming promoters and a collaborator from VIP gaming rooms. IKGH’s VIP room gaming promoters and collaborator currently participate in the promotion of five major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the StarWorld Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy Macau™ Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai, and Le Royal Arc Casino, located in NAPE, Downtown Macau. IKGH recently started trial operations to the Australian casinos (Crown Perth Casino in Perth, Australia and the Crown Melbourne Casino in Melbourne, Australia) to gain a greater understanding of the preferences of its junket agents and VIP players and the logistics of the market.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of IKGH’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The gaming industry is characterized by an element of chance. Theoretical win rates for IKGH’s promotion entities’ VIP gaming room operations depend on a variety of factors, some beyond their control. In addition to the element of chance, theoretical win rates are also affected by other factors, including gaming patrons' skill and experience, the mix of games played, the financial resources of gaming patrons, the spread of table limits, the volume of bets placed by IKGH’s promotion entities’ gaming patrons and the amount of time gaming patrons spend on gambling — thus VIP gaming rooms’ actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause their quarterly results to be volatile. These factors, alone or in combination, have the potential to negatively impact the VIP gaming rooms’ win rates. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in IKGH’s Annual Report on Form 20-F filed in April 2015, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

IAO KUN GROUP HOLDING COMPANY LIMITED
F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

(Unaudited)

	For the Three Months Ended	For the Three Months Ended	For the Six Months Ended	For the Six Months Ended
	June 30, 2015	June 30, 2014	June 30, 2015	June 30, 2014
Revenue from VIP Gaming Operations	$21,869,783	$49,693,760	$63,571,015	$129,632,382
Total Revenues	21,869,783	49,693,760	63,571,015	129,632,382

Expenses
- Commission to Junket Agents	19,253,556	49,433,571	47,251,688	104,498,770
- Selling, General and Administrative Expenses	4,644,627	7,321,562	10,036,683	13,860,663
- Special Rolling Tax	173,698	467,118	393,263	943,965
- Impairment of Goodwill	17,754,136	-	17,754,136	-
- Amortization of Intangible Assets	4,092,683	4,092,313	8,183,361	8,181,251
Total Expenses	45,918,700	61,314,564	83,619,131	127,484,649

Operating (loss) income attributable to ordinary shareholders before change in fair value of contingent consideration	(24,048,917)	(11,620,804)	(20,048,116)	2,147,733

Change in Fair Value of Contingent Consideration for the Acquisitions of King's Gaming, Bao Li Gaming and Oriental VIP Room	244,129	(45,094,840)	13,325,814	(55,683,689)
Net (Loss) Attributable to Ordinary Shareholders	(23,804,788)	(56,715,644)	(6,722,302)	(53,535,956)

Other Comprehensive Income
Foreign Currency
- Translation Adjustment	35,828	176,984	52,991	81,705
Total Comprehensive (Loss)	$(23,768,960)	$(56,538,660)	$(6,669,311)	$(53,454,251)

Net (Loss) Per Share
Basic	$(0.38)	$(0.94)	$(0.11)	$(0.89)
Diluted	$(0.38)	$(0.94)	$(0.11)	$(0.89)
Weighted Average Shares Outstanding
Basic	62,150,102	60,258,015	61,871,123	60,329,793
Diluted	62,150,102	60,258,015	61,871,123	60,329,793

IAO KUN GROUP HOLDING COMPANY LIMITED

F/K/A ASIA ENTERTAINMENT & RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

	June 30, 2015	December 31, 2014
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents	$10,992,041	$11,146,534
Accounts Receivable, Net	3,142,720	1,529,052
Markers Receivable	179,120,227	188,549,136
Prepaid Expenses and Other Assets	265,489	348,777
Total Current Assets	193,520,477	201,573,499

Intangible Assets (net of accumulated amortization of $50,302,198 and $42,105,966 at June 30, 2015 and December 31, 2014, respectively)	113,814,748	121,968,648
Goodwill	-	17,753,907
Property and Equipment (net of accumulated depreciation of $149,932 and $108,913 at June 30, 2015 and December 31, 2014, respectively)	283,865	322,149
Other Assets	23,433	23,427
TOTAL ASSETS	$307,642,523	$341,641,630

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Lines of Credit Payable	$39,986,007	$32,392,020
Accrued Expenses	7,626,715	11,682,653
Bao Li Gaming Acquisition-Contingent Purchase Price Obligation	15,875,684	22,662,750
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation	16,595,938	13,738,762
Loan Payable, Shareholders, current	7,416,772	2,612,490
Total Current Liabilities	87,501,116	83,088,675

Bao Li Gaming Acquisition-Contingent Purchase Price Obligation, net of current portion	-	19,628,881
Oriental VIP Room Acquisition-Contingent Purchase Price Obligation, net of current portion	15,248,125	27,665,264
Total Liabilities	102,749,241	130,382,820

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred Shares, $0.0001 par value Authorized 1,150,000 shares; none issued	-	-
Ordinary Shares, $0.0001 par value, Authorized 500,000,000 shares; 61,477,314 and 60,452,314 issued and outstanding at June 30, 2015 and December 31, 2014, respectively.	6,147	6,044
Additional Paid-in Capital	131,390,800	130,048,153
Retained Earnings	72,891,921	80,653,190
Accumulated Other Comprehensive Income	604,414	551,423
Total Shareholders' Equity	204,893,282	211,258,810
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$307,642,523	$341,641,630

Cash flow information (in thousands) (unaudited)

	For the six months ended June 30, 2015	For the six months ended June 30, 2014

Net cash provided by operating activities	$17,402	$31,103
Net cash used in investing activities	(3)	(304)
Net cash used in financing activities	(17,556)	(29,355)
Net (decrease) increase in cash and cash equivalents	$(157)	$1,444

Non-GAAP Financial Measures

The Company’s calculation of Non-GAAP income (operating income before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration) and Non-GAAP EPS differs from EPS based on net income because it does not include amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration.  The Company uses this information internally in evaluating its operations and believes this information is important to investors because it provides users of the Company’s financial information with additional useful information in evaluating operating performance for the periods and is more consistently comparable to the prior periods.  Notwithstanding the foregoing, Non-GAAP income and EPS should not be considered an alternative to, or more meaningful than, net income and EPS as determined in accordance with GAAP.   The following is a reconciliation of the Company’s net income to Non-GAAP income and GAAP EPS to its Non-GAAP EPS:

	For the Three Months Ended June 30, 2015	For the Three Months Ended June 30, 2014	For the Six Months Ended June 30, 2015	For the Six Months Ended June 30, 2014

Net (loss) attributable to ordinary shareholders	$(23,804,788)	$(56,715,644)	$(6,722,302)	$(53,535,956)

Amortization of intangible assets	4,092,683	4,092,313	8,183,361	8,181,251

Impairment of goodwill	17,754,136	-	17,754,136	-

Change in fair value of contingent consideration	(244,129)	45,094,840	(13,325,814)	55,683,689

Non-GAAP (loss) income (before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration)	$(2,202,098)	$(7,528,491)	$5,889,381	$10,328,984

Weighted Average Shares Outstanding

Basic	62,150,102	60,258,015	61,871,123	60,329,793
Diluted	62,150,102	60,258,015	61,950,405	60,591,430

	For the Three Months Ended June 30, 2015		For the Three Months Ended June 30, 2014
	Basic	Fully Diluted	Basic	Fully Diluted

Net Loss per share attributable to ordinary shareholders	$(0.38)	$(0.38)	$(0.94)	$(0.94)

Amortization of intangible assets	0.07	0.07	0.07	0.07

Impairment of goodwill	0.28	0.28

Change in fair value of contingent consideration	-	-	0.75	0.75

Non-GAAP (loss) per share (before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration)	$(0.03)	$(0.03)	$(0.12)	$(0.12)

	For the Six Months Ended June 30, 2015		For the Six Months Ended June 30, 2014
	Basic	Fully Diluted	Basic	Fully Diluted

(Loss) earnings per share attributable to ordinary shareholders	$(0.11)	$(0.11)	$(0.89)	$(0.89)

Amortization of intangible assets	0.13	0.13	0.14	0.14

Impairment of goodwill	0.29	0.29

Change in fair value of contingent consideration	(0.21)	(0.21)	0.92	0.92

Non-GAAP Earnings per share (before amortization of intangible assets, impairment of goodwill and change in fair value of contingent consideration)	$0.10	$0.10	$0.17	$0.17

Contact:

Iao Kun Group Holding Company Limited
James Preissler, +1 646-450-8808
preissj@ikghcl.com